SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Heron Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

427746102

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No.  427746102

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,908,244 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 6,908,244 (1)
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,908,244 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Includes 1,694,566 shares of Common Stock of Heron Therapeutics, Inc (the “Issuer”) underlying the Convertible Notes (as defined below) and 195,574 shares of the 2021 Warrants (as defined below) that are subject to the limitations on conversion or exercise described in Item 4.
(2)	Based on 78,019,031 shares of Common Stock outstanding as of October 26, 2018 as reported in the Issuer’s Form 10-Q filed with the SEC on November 7, 2018.

Page 2 of 10 Pages

CUSIP No.  427746102

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,908,244 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 6,908,244 (1)
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,908,244 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) HC,OO

(1)	Includes 1,694,566 shares of Common Stock of the Issuer underlying the Convertible Notes (as defined below) and 195,574 shares of the 2021 Warrants (as defined below) that are subject to the limitations on conversion or exercise described in Item 4.
(2)	Based on 78,019,031 shares of Common Stock outstanding as of October 26, 2018 as reported in the Issuer’s Form 10-Q filed with the SEC on November 7, 2018.

Page 3 of 10 Pages

CUSIP No.  427746102

1	NAMES OF REPORTING PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,908,244 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 6,908,244 (1)
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,908,244 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 1,694,566 shares of Common Stock of the Issuer underlying the Convertible Notes (as defined below) and 195,574 shares of the 2021 Warrants (as defined below) that are subject to the limitations on conversion or exercise described in Item 4.
(2)	Based on 78,019,031 shares of Common Stock outstanding as of October 26, 2018 as reported in the Issuer’s Form 10-Q filed with the SEC on November 7, 2018.

Page 4 of 10 Pages

CUSIP No.  427746102

1	NAMES OF REPORTING PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,908,244 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 6,908,244 (1)
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,908,244 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 1,694,566 shares of Common Stock of the Issuer underlying the Convertible Notes (as defined below) and 195,574 shares of the 2021 Warrants (as defined below) that are subject to the limitations on conversion or exercise described in Item 4.
(2)	Based on 78,019,031 shares of Common Stock outstanding as of October 26, 2018 as reported in the Issuer’s Form 10-Q filed with the SEC on November 7, 2018.

Page 5 of 10 Pages

Amendment No. 6 to Schedule 13G

This Amendment No. 6 to Schedule 13G amends the previously filed Schedule 13G filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively, the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 1(a)	Name of Issuer:

Heron Therapeutics, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

4242 Campus Point Court, Ste. 200

San Diego, CA 92121

Item 2(a)	Name of Person Filing:

This Amendment No. 6 is being filed jointly by the Reporting Persons.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

Item 2(c)	Citizenship:

The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e)	CUSIP Number:

427746102

Page 6 of 10 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Items 5 through 9 and 11 of each of the cover pages to this Amendment No. 6 are incorporated herein reference. Set forth below is the aggregate number of shares of Common Stock of the Issuer directly held by each of the 667, L.P., Baker Brothers Life Sciences, L.P. and 14159, L.P. (collectively the “Funds”), which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon exercise of the warrants expiring June 30, 2021 (“2021 Warrants”) at an exercise price of $0.01 per share and 6% Senior Secured Convertible Notes due May 2, 2021 (“Convertible Notes”) convertible to 1,250 shares of Common Stock per $1,000 of par value, by the Funds, subject to the limitation on exercise or conversion described below. The information set forth below is based upon 78,019,031 shares of Common Stock outstanding as of October 26, 2018 as reported in the Issuer’s Form 10-Q filed with the SEC on November 7, 2018. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Page 7 of 10 Pages

Name	Common Stock we own or have to right to acquire within 60 days (taking account of exercise or conversion restrictions for the 2021 Warrants or Convertible Notes as described below)	Percent of Class Outstanding
667, L.P.	598,511	0.7%
Baker Brothers Life Sciences, L.P.	6,279,230	7.9%
14159, L.P.	30,503	0.0%
Total	6,908,244	8.6%

The 2021 Warrants and Convertible Notes, respectively, are only exercisable or convertible to the extent that the holders thereof together with their affiliates would beneficially own, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, less than 10% of the outstanding shares of Common Stock of the Issuer after exercise (“Beneficial Ownership Limitation”). As a result of this restriction, the number of shares that may be issued upon exercise of the Warrants or conversion of the Convertible Notes by the above holders may change depending upon changes in the outstanding shares. For the 2021 Warrants by written notice to the Issuer, the Funds may from time to time waive the Beneficial Ownership Limitation applicable to that Fund. Any such waiver will not be effective until the 61st day after such notice is delivered to the Issuer.  For the Convertible Notes by written notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage; provided that any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Issuer.

Pursuant to the management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Amendment No. 6 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐. N/A

Page 8 of 10 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The information in Item 4 is incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

The information in Item 4 is incorporated herein by reference.

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2019

BAKER BROS. ADVISORS LP

By:	Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

Page 10 of 10 Pages